UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

Israel	001-13742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
Millennium Tower, 23 Aranha St. Tel-Aviv 6120201 Israel
(Address of principal executive offices)
Aya Landman VP, Chief Compliance Officer & Corporate Secretary Tel: +972 (3) 6844440
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒          Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payment by Resource Extraction Issuers.

The information required under Item 2.01(a)(3) is set forth in Exhibit 2.01 attached to this Form SD.

SECTION 3 – EXHIBIT

Item 3.01 Exhibit

The following exhibit is filed as part of this report on Form SD.

Exhibit Number	Description
2.01	Disclosure of Payment by Resource Extraction Issuer (formatted as XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ICL GROUP LTD.
(Registrant)

By:	/s/ Aviram Lahav	September 25, 2024
Name:	Aviram Lahav	(Date)
Title:	Chief Financial Officer